

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2011

<u>Via E-mail</u>
Mr. Alex Waldemar Zorning
Chief Financial Officer
Tele Norte Leste Participacoes S.A.
Rua Jumberto de Campos
425/8 andar-Leblon
22430-190 Rio de Janeiro, RJ, Brazil

> **Re:     Tele Norte Leste Participacoes S.A.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed May 4, 2011**
> **File No. 001-14487**

Dear Mr. Zorning:

We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage  for

Larry Spirgel
Assistant Director